Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the six months ended June 30, 2018 and 2017 and the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013.

	Six Months Ended June 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013*
For the Group (IFRS)	8.97	7.12	6.64	4.53	4.76	10.91	19.57

*	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

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CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of June 30, 2018, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$“) or in euros (“euros” or “€”).

At June 30, 2018
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	6,477
Current financial debt	9,182
Current portion of financial instruments for interest rate swaps liabilities	280
Other current financial instruments — liabilities	523
Financial liabilities directly associated with assets held for sale	-

Total current financial debt	16,462

Non-current financial debt	38,362
Non-controlling interests	2,288
Shareholders’ equity
Common shares	8,305
Paid-in surplus and retained earnings	121,896
Currency translation adjustment	(9,764)
Treasury shares	(2,462)

Total shareholders’ equity — Group share	117,975

Total capitalization and non-current indebtedness	158,625

As of June 30, 2018, TOTAL S.A. had an authorized share capital of 3,713,406,730 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,665,877,332 ordinary shares (including 37,226,627 treasury shares from shareholders’ equity).

As of June 30, 2018, approximately $1,921 million of the Group’s non-current financial debt was secured and approximately $36,441 million was unsecured, and all of the Group’s current financial debt of $9,182 million was unsecured. As of June 30, 2018, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. Since June 30, 2018, TOTAL S.A. has issued non-current financial debt of £325 million maturing in 7 years (or approximately $426 million using the £/$ exchange rate on July 20, 2018 of £1 = $1.3114 as released by the Board of Governors of the Federal Reserve System on July 23, 2018), CHF200 million maturing in 8 years (or approximately $201 million using the $/CHF exchange rate on July 20, 2018 of $1 = CHF0.9944 as released by the Board of Governors of the Federal Reserve System on July 23, 2018) and €121 million maturing in 15 years (or approximately $142 million using the €/$ exchange rate on July 20, 2018 of €1 = $1.1708 as released by the Board of Governors of the Federal Reserve System on July 23, 2018). For more information about TOTAL’s off balance sheet commitments and contingencies, see Note 13 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 16, 2018.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since June 30, 2018.

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